File No. 70-8749


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                 AMENDMENT NO. 1
                                       ON
                                   FORM U-1/A

                                   APPLICATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                               AGL RESOURCES INC.
                            ATLANTA GAS LIGHT COMPANY
                           303 Peachtree Street, N.E.
                             Atlanta, Georgia  30308
               (Name of company or companies filing this statement
                   and address of principal executive offices)

                            _________________________

                               AGL RESOURCES INC.
                            ATLANTA GAS LIGHT COMPANY
                         c/o James S. Thomas, Jr., Esq.
                            ATLANTA GAS LIGHT COMPANY
                           303 Peachtree Street, N.E.
                             Atlanta, Georgia  30308
                           Telephone:  (404) 584-4000
                   (Names and addresses of agents for service)



                                   Copies to:


    James M. Cotter, Esq.                 Michael P. Graney, Esq.
    Simpson Thacher & Bartlett            Mark S. Tibberts, Esq.
    425 Lexington Avenue                  Simpson Thacher & Bartlett
    New York, New York  10017             1 Riverside Plaza, 9th Floor
    Telephone:  (212) 455-2000            Columbus, Ohio  43215
                                          Telephone:  (614) 461-7799

          This Amendment No. 1 on Form U-1/A to the Application on Form U-1,

File No. 70-8749 (the "Application"), of AGL Resources Inc. ("Holding Company")

and Atlanta Gas Light Company ("AGL") is being filed for the purpose of:


     (1) amending Section A of Item 1 of the Application to the extent set forth below;

     (2) amending Section B(1) of Item 3 of the Application to the extent set forth below;

     (3) amending and restating Item 6 of the Application to the extent set forth below and filing the exhibits listed below; and

     (4) pursuant to paragraph (G) of the Commission's Instructions as to Exhibits to Form U-1, filing a financial data schedule of AGL for the fiscal year ended September 30, 1995 electronically in accordance with the requirements for filings on EDGAR.


Item 1.   Description of the Proposed Transaction.

          1.   Section A of Item 1 is hereby amended by deleting in its

entirety the first paragraph of such Section A and substituting therefore the following paragraph:

                                 *      *      *

               Both AGL and Chattanooga are "gas utility companies" as defined under Section 2(a)(4) of the 1935 Act. AGL supplies natural gas distribution and transportation service to the public in central, northwest, northeast and southeast Georgia, with the majority of its customers located in the metropolitan Atlanta area. In providing this service, AGL is subject to regulation by the Georgia Public Service Commission ("GPSC") under Title 46 of the Official Code of Georgia, Annotated. Chattanooga supplies natural gas distribution and transportation service to the public in Chattanooga and Cleveland, Tennessee, and surrounding portions of Hamilton County and Bradley County. In providing this service, Chattanooga is subject to regulation by the Tennessee Public Service Commission ("TPSC") under Title 65 of the Tennessee Code Annotated. In addition, Chattanooga operates a liquefied natural gas facility which is regulated by the Federal Energy Regulatory Commission pursuant to Section 7(c) of the Natural Gas Act of 1938.

                                 *      *      *

          2.   Section A of Item 1 is further amended by deleting in its

entirety the third paragraph of such Section A and substituting therefore the following paragraph:

                                 *      *      *

               AGL also has a number of subsidiaries that are not "public utility companies" for purposes of the 1935 Act. These include: (i) Georgia Gas Service Company, a Georgia corporation that provides liquified petroleum gas service to customers in Georgia and Alabama;
     (ii) Georgia Gas Company, a Georgia corporation with working interests in gas production activities; (iii) Georgia Energy Company, a Georgia corporation that provides natural gas vehicle conversion services; (iv) Trustees Investments, Inc., a Georgia corporation in the business of real estate development; and (v) AGL Energy Services Inc., a Georgia corporation in the business of natural gas marketing through its ownership of partnership interests in Sonat Marketing L.P., a natural gas marketer. The operations of AGL's subsidiaries that are not "public utility companies" contributed $881,000 to AGL's aggregate after-tax net income in fiscal year 1995.


Item 3.   Applicable Statutory Provisions.

          Section B(1) of Item 3 is hereby amended by deleting in its entirety the second paragraph of such Section B(1) and substituting therefore the following paragraph:

                                 *      *      *

          Chattanooga would represent only a small part of Holding Company's operations. As indicated on Exhibit G-3 hereto, Chattanooga accounted for the following percentages of AGL's consolidated utility assets, revenues and pre-tax operating income over the last three fiscal years:

                                        FY 1993      FY 1994    FY 1995 <F1>
                                      ----------- ------------ -------------
Total Assets  . . . . . . . . . . .      6.3%         6.4%        6.9%
 (excluding non-utility property)
Operating Revenues  . . . . . . . .      6.0%         6.2%        6.2%
Pre-Tax Operating Income  . . . . .      6.0%         5.9%       11.2% <F2>
_____________________

<F1> AGL's fiscal year ends on September 30.
<F2> Chattanooga's pre-tax operating income represented 11.2% of AGL's consolidated pre-tax operating income in FY 1995 because of certain nonrecurring restructuring charges. Absent these nonrecurring charges, Chattanooga's pre-tax operating income in FY 1995 would have been 6.5% of AGL's consolidated pre-tax operating income.

                                 *      *      *

Item 6.   Exhibits and Financial Statements

          The following exhibits to the Application are being filed with this

Amendment No. 1:


  NO.                DESCRIPTION                     METHOD OF FILING
-------  ---------------------------------  --------------------------------

 C-1(a)  Amendment No. 1 to Form S-4         Incorporated herein by
         Registration Statement of AGL       reference to the Amendment No.
         Resources Inc.                      1 to Form S-4 Registration
                                             Statement of AGL Resources
                                             Inc. as filed on January 5,
                                             1996

 F-1     Preliminary opinion of Long,        Filed herewith
         Aldridge & Norman

 G-2     Consolidated Balance Sheet of AGL   Incorporated herein by
         as of September 30, 1995 and        reference to AGL's Annual
         Consolidated Statements of Common   Report for the fiscal year
         Stock Equity, Income and Cash       ended September 30, 1995
         Flows of AGL for the three fiscal
         years ended September 30, 1995

 G-3     Amended and Restated Statement of   Filed herewith
         Operating Revenues, Pre-tax
         Operating Income and Total Assets
         (excluding non-utility property)
         of AGL (consolidated) and
         Chattanooga (unaudited) for the
         three fiscal years ended September
         30, 1995

 G-5     Balance Sheet of Chattanooga        Filed herewith
         (unaudited) as of September 30,
         1995; Statements of Common Stock
         Equity and Income of Chattanooga
         (unaudited) for the three fiscal
         years ended September 30, 1995

 I-1     Fees, Commissions and Expenses      Filed herewith

                                   SIGNATURES


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                   AGL RESOURCES INC.



Date:  January 19, 1996       By:   /s/ David R. Jones
                                   David R. Jones, President and
                                     Chief Executive Officer
                                   (Signature and printed name
                                   and title of signing officer)



                                   ATLANTA GAS LIGHT COMPANY



Date:  January 19, 1996       By:   /s/ David R. Jones
                                   David R. Jones, President and
                                     Chief Executive Officer
                                   (Signature and printed name
                                   and title of signing officer)